Exhibit j

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Statement of Additional Information in the Amendment to the Registration Statement on Form N-1A of the Baillie Gifford Funds, of our report dated February 24, 2012 on the financial statements and financial highlights of The International Equity Fund, The EAFE Fund, The EAFE Choice Fund, The Emerging Markets Fund and The Global Alpha Equity Fund, each a series of shares of beneficial interest of Baillie Gifford Funds, included in the December 31, 2011 Annual Report to the Shareholders.

We further consent to the references to our firm under the headings “Independent Registered Public Accounting Firm” in the Private Placement Memorandum and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information.

/s/ BBD, LLP

BBD, LLP

Philadelphia, Pennsylvania
July 20, 2012